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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 48)

                      ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                              (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                JANUARY 19, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 2 of 6
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    PIRELLI & C. S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [X}
                 GROUP:                                         (b) [_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      BK, WC
---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy
---------------  -------------------------------------------------------------
                        7         SOLE VOTING POWER:            182,113,185
   NUMBER OF     ---------------  --------------------------------------------
    SHARES              8         SHARED VOTING POWER:         2,407,345,359
 BENEFICIALLY                                              (See Item 5)
   OWNED BY      ---------------  --------------------------------------------
     EACH               9         SOLE DISPOSITIVE POWER:       182,113,185
   REPORTING     ---------------  --------------------------------------------
  PERSON WITH           10        SHARED DISPOSITIVE           2,407,345,359
                                  POWER:                        (See Item 5)
---------------  -------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,589,458,544
                 BY REPORTING PERSON:
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      19.35%
                 (11):
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 3 of 6
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    OLIMPIA S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [X]
                 GROUP:                                         (b) [_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      WC
---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy
---------------  -------------------------------------------------------------
                        7         SOLE VOTING POWER:                 0
   NUMBER OF     ---------------  --------------------------------------------
    SHARES              8         SHARED VOTING POWER:         2,407,345,359
 BENEFICIALLY                                                    (See Item 5)
   OWNED BY      ---------------  --------------------------------------------
     EACH               9         SOLE DISPOSITIVE POWER:            0
   REPORTING     ---------------  --------------------------------------------
  PERSON WITH           10        SHARED DISPOSITIVE           2,407,345,359
                                  POWER:                        (See Item 5)
---------------  -------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,407,345,359
                 BY REPORTING PERSON:                       (See Item 5)
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      17.99%
                 (11):                                             (See Item 5)
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

           This Amendment No. 48 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described in Amendment No. 45 to the Statement on
Schedule 13D, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding or Edizione Finance has been provided by the nominating person or by such nominee director or officer.

ITEM 4.  PURPOSE OF TRANSACTION

      On January 19, 2007, Pirelli & C. issued a press release in response to certain media reports regarding the possibility of third parties being admitted as shareholders of Olimpia. A copy of the press release is filed as Exhibit 108.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

108. Press Release, dated as of January 19, 2007, issued by Pirelli & C.







                               Page 4 of 6 pages

                                  EXHIBIT INDEX

Exhibit No.
-----------

    108.     Press Release, dated as of January 19, 2007, issued by Pirelli & C.























                               Page 5 of 6 pages

                                   SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2007

                                         PIRELLI & C. S.p.A.


                                         By:    /s/ Anna Chiara Svelto
                                            ----------------------------
                                            Name:  Anna Chiara Svelto
                                            Title: Attorney-in-fact


                                           OLIMPIA S.p.A.


                                         By:    /s/ Luciano Gobbi
                                            ----------------------------
                                            Name:  Luciano Gobbi
                                            Title: Director and Attorney-in-fact









                               Page 6 of 6 pages